07021863

Steinhoff
International Holdings Ltd

RECEIVED
MAR 15 2007
SEC MAIL PROCESSING SECTION WASH. D.C. 180

23 February 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

SUPPL

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find copies of public announcements in respect of :

1. Dealing in securities by directors (dated 21 February 2007);

2. Unitrans/Steinhoff – Disposal and Withdrawal of Cautionary Unitrans Limited (dated 21 February 2007);

3. Trading update (dated 22 February 2007.

made through the news service of the JSE Limited for your records.

Trusting that you find the above in order.

PROCESSED
MAR 20 2007
THOMSON FINANCIAL

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

28, 6TH STREET, WYNBERG, SANDTON, 2090, RSA. P.O. BOX 1955, BRAMLEY, 2018, RSA. TEL: +27 (0)11 445-3000, FAX: +27 (0)11 445-3094/9/135.
Directors: B.E. Steinhoff* (chairman), M.J. Jooste (chief executive officer), D.E. Ackerman', C.E. Daun*', K.J. Grove, D. Konar', J.F. Mouton',
F.J. Nel (financial director), F.A. Sonn', N.W. Steinhoff*', I.M. Topping', D.M. van der Merwe, J.H.N. van der Merwe (chief financial officer), ('non-executive, 'British, *German).
Alternate Directors: J.N.S. du Plessis, H.J.K. Ferreira, S.J. Grobler

Company Secretary: S.J. Grobler.

Steinhoff International Holdings Ltd, Registration No: 1998/003951/06
www.steinhoffinternational.com

SHF/SHFF - Steinhoff International / Steinhoff Inv 22 Feb 2007

SHF SHFF
SHF SHFF
SHF/SHFF - Steinhoff International / Steinhoff Investment - Trading Update
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration no. 1998/003951/06)
Ordinary share code: "SHF"
ISIN: ZAE000016176
STEINHOFF INVESTMENT HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration no. 1954/001893/06)
(a wholly-owned subsidiary of Steinhoff)
Preference share code : "SHFF"
ISIN: ZAE000068367
(collectively "the Group")
Trading Update
In compliance with paragraph 3.4 of the Listings Requirements of the JSE Limited, a listed company is required to publish a trading statement as soon as it becomes aware, with a reasonable degree of certainty, that the financial results for the next period to be reported on will differ by at least 20% from those of the previous corresponding period.
Accordingly, the Group hereby advises that, for the six months ended 31 December 2006, it expects earnings per share and headline earnings per share to be 25% to 30% above those reported for the corresponding six month period ended 31 December 2005.
The information in this trading statement has not been reviewed nor reported on by the Group`s auditors.
The financial results for the six months ended 31 December 2006 are expected to be released on or about 07 March 2007.
Wynberg, Sandton
22 February 2007
Sponsor - PSG Capital Limited
Date: 22/02/2007 14:46:24 Produced by the JSE SENS Department.

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SHF - Steinhoff - Dealing In Securities By Directo **21 Feb 2007**

SHF
SHF
SHF - Steinhoff - Dealing In Securities By Directors
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff")
Share Code: SHF & ISIN: ZAE000016176

DEALING IN SECURITIES BY DIRECTORS

NAME OF DIRECTOR	:	N W STEINHOFF
COMPANY OF WHICH I AM A DIRECTOR	:	Steinhoff International Holdings Ltd
STATUS(Executive/Non-Executive)	:	Non-Executive
TYPE OF SECURITIES	:	Ordinary Shares
DATE OF TRANSACTION	:	19 February 2007
CENTS PER SHARE	:	2250
NUMBER OF SECURITIES TRANSACTED	:	208,821
TOTAL RAND VALUE OF SECURITIES	:	R4 698 472,50
CLASS OF SECURITIES	:	Ordinary
NATURE OF TRANSACTION	:	Exercise rights ito Homestyle Group plc scheme of arrangement
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	:	Direct, beneficial - 48,535 Indirect, beneficial - 160,286
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	:	Yes
DATE OF CONFIRMATION	:	22 December 2006

SPONSOR: PSG Capital Limited
Date: 21/02/2007 07:05:03 Produced by the JSE SENS Department.

SHF UTR
SHF UTR

UTR/SHF - Unitrans/ Steinhoff - Disposal and Withdrawal of Cautionary

Unitrans Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1967/003403/06)
Share code: UTR & ISIN: ZAE000007670
("Unitrans" or "the company")

Steinhoff International
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
Share code: SHF & ISIN: ZAE000016176
("Steinhoff")

- Disposal by Unitrans of its entire business as a going concern to a subsidiary of Steinhoff ("Steinhoff Newco") in exchange for Steinhoff Newco shares;
- distribution in specie to Unitrans shareholders of shares in Steinhoff Newco and the subsequent exchange of Steinhoff Newco shares for Steinhoff shares; and
- withdrawal of cautionary announcement

1. INTRODUCTION

1.1. On 19 February 2007, Steinhoff, through a subsidiary ("Steinhoff Newco"), made an offer to Unitrans to acquire from Unitrans its entire business as a going concern ("the offer"). The acquisition will provide for Unitrans shareholders, other than Steinhoff Africa Holdings (Pty) Ltd ("Steinhoff Africa") (collectively "Unitrans minority shareholders") to ultimately obtain Steinhoff shares ("the transaction"). Steinhoff Africa currently owns 60,76% of the issued share capital of Unitrans.

1.2. The transaction will have the effect that Unitrans minority shareholders will receive 2 Steinhoff shares for each Unitrans share held on a record date to be determined ("the share exchange").

1.3. Steinhoff is a holding company, listed on the JSE Limited ("JSE") and is invested predominantly in the household goods and related industries. Steinhoff is a global lifestyle supplier that manufactures, warehouses and distributes household goods.

1.4. Unitrans is a diversified transport, distribution and logistics group, also listed on the JSE and active in freight and passenger transport, warehousing, break bulk services, distribution and logistics services, vehicle retailing, fleet management, vehicle leasing, financing and insurance and car rental ("the Unitrans business").

2. THE DISPOSAL, DISTRIBUTION OF NEWCO SHARES AND THE SHARE EXCHANGE

2.1. Steinhoff and Unitrans have reached agreement, subject to the conditions precedent set out in paragraph 4 below, in terms of which Unitrans will dispose of the Unitrans business as a going concern to Steinhoff Newco, by means of a disposal as contemplated in section 228 of the Companies Act, 1973, as amended ("the Companies Act") ("the disposal").

2.2. Based on the current issued share capital of Unitrans, Steinhoff Newco will, as purchase consideration for the Unitrans business, issue 89 331 988 shares in Steinhoff Newco at an issue price equal to the market value of a Unitrans share as at the effective date, being the second business day after fulfilment of the last of the conditions precedent set out in paragraph 4 below.

2.3. Unitrans will, subject to the fulfilment of the conditions precedent, by way of a distribution in terms of section 90 of the Companies Act,

distribute the Steinhoff Newco shares to Unitrans shareholders (including Steinhoff Africa) on a record date to be determined ("the record date"), pro rata to their Unitrans shareholdings ("the distribution"). The distribution will consist of both a capital reduction and payment of a dividend in specie.

2.4. In terms of the share exchange, Unitrans minority shareholders will, after the distribution, be obliged to dispose of their Steinhoff Newco shares to Steinhoff in exchange for the issue of Steinhoff shares, credited as fully paid, in the ratio of 2 Steinhoff shares for each Steinhoff Newco share exchanged. Due to Steinhoff Africa not participating in the share exchange, only 76 268 060 new Steinhoff shares will be issued ("the Steinhoff consideration shares"), 10 139 998 of which Steinhoff shares will be retained as treasury shares within the current subsidiary of Unitrans which holds 5 069 999 Unitrans treasury shares. The effective purchase consideration payable by Steinhoff for that portion of the Unitrans business not already owned by it thus amounts to R1 665 104 601 on the basis of the volume weighted average price ("VWAP") per Steinhoff share of 2 518 cents per share.

2.5. The collective shareholding of Unitrans minority shareholders in Steinhoff after the share exchange will be 5,1%, after including the effect of the Homestyle Group plc ("Homestyle") minority scheme of arrangement pursuant to which Homestyle became a wholly-owned subsidiary of Steinhoff with effect from 19 February 2007.

2.6. Each of the components of the transaction, i.e. the disposal, distribution and share exchange, form part of an indivisible transaction. Salient dates relating to the distribution and share exchange will be set out in the circular to Unitrans shareholders referred to in paragraph 7 below.

2.7. After the transaction, Unitrans will own no assets and will not be eligible for a continued listing in terms of the Listing Requirements of the JSE ("the Listing Requirements"). As a consequence, it is intended that the listing of Unitrans on the JSE be terminated and that the company be liquidated in due course.

3. RATIONALE

3.1. The Unitrans business is faced with limited acquisitive growth prospects in the South African market. The transaction presents to Unitrans the possibility of off-shore expansion, utilising the current offshore presence, experience and financing capabilities of Steinhoff.

3.2. Other benefits include:

3.2.1. optimisation of logistics synergies in terms of intra-group opportunities which can better be achieved as a single group, e.g. PG Bison, Timbercity, Pennypinchers, Homestyle and Steinhoff Asia Pacific;

3.2.2. Unitrans` motor retail interests fit in with Steinhoff`s strategy and complement its existing retail interests;

3.2.3. critical mass considerations in respect of complementary property portfolios and therefore increased access to finance on more appropriate terms;

3.2.4. complementary management skills and business acumen, as well as reciprocal enhancement of management depth and succession; and

3.2.5. elimination of duplicated structures and sharing of infrastructure.

3.3. Due to its limited free-float and, hence, tradability, Unitrans has limited access to equity capital / vendor consideration opportunities to fund growth on appropriate terms, and consequently a separate listing is not justified.

4. CONDITIONS PRECEDENT

The disposal, distribution and share exchange are subject to:

4.1. the conclusion of the relevant purchase and sale agreements emanating

from the offer;

4.2 the approval of Unitrans minority shareholders in general meeting ("the general meeting");

4.3. the approval by the JSE and the Securities Regulation Panel of the required circular to Unitrans shareholders;

4.4. the adoption by Unitrans shareholders of a special resolution, and the registration thereof, for the liquidation of Unitrans subsequent to the share exchange occurring;

4.5. the approval of the Unitrans bond holders to the extent required; and

4.6. the JSE granting a listing of the Steinhoff consideration shares to be issued in terms of the share exchange.

5. FINANCIAL EFFECTS

5.1. Financial effects of the transaction on Steinhoff

Notwithstanding its strategic importance to Steinhoff, the transaction will not have a significant effect on Steinhoff`s earnings, headline earnings, net asset value and net asset value (as adjusted for the elimination of goodwill) per share.

5.2. Financial effects of the transaction on a Unitrans shareholder

Based on the audited financial statements of Unitrans and Steinhoff for the year ended 30 June 2006 and on the assumption that the share exchange had been in effect on that date, the effects of the transaction on a Unitrans minority shareholder holding 100 Unitrans shares would have been as follows:

	Note	Before (100 Unitrans shares) (R)	After (200 Steinhoff shares) (R)	% Change
Attributable:				
- market value	1	4 976,00	5 059,28	1,7
- earnings	2	380,80	333,40	(12,4)
- headline earnings	2	405,50	347,60	(14,3)
- net asset value	3	2 171,00	1 913,20	(11,9)
- net asset value adjusted for the elimination of goodwill	3	1 878,80	1 517,40	(19,2)

Notes:

1. The "Before" column represents Unitrans`s VWAP up to 6 February 2007 (4 976 cps) attributable to 100 Unitrans shares. The "After" column reflects the pro forma market value attributable to 200 Steinhoff shares arrived at on the basis of Steinhoff`s pro forma "After" HEPS, capitalised at its implied price earnings multiple applicable to its VWAP over the same period and its historically reported HEPS (173 cps) for the year ended 30 June 2006.

2. The "Before" column represents Unitrans`s Earnings and Headline Earnings for the year ended 30 June 2006 attributable to 100 Unitrans shares. The "After" column reflects the pro forma Earnings and Headline Earnings of Steinhoff attributable to 200 Steinhoff shares on the assumption that the share exchange was in effect throughout that financial year.

3. The "Before" column represents the Net Asset Value ("NAV") and Net Asset Value adjusted for the elimination of goodwill ("TANAV") attributable to 100 Unitrans shares as at 30 June 2006 (restated at 31 December 2006), whereas the "After" column represents the pro forma NAV and TANAV of Steinhoff as at that date, adjusted for the share exchange, attributable to 200 Steinhoff shares, on the assumption that the transaction became effective on 30 June 2006.

6. INDEPENDENT ADVICE, RECOMMENDATION AND VOTING

6.1. The transaction constitutes an "affected transaction" in terms of the rules of the Securities Regulation Code on Take-overs and Mergers ("the Code"). In addition, the transaction constitutes a related party transaction in terms of Section 10 of the Listing Requirements. Accordingly, the Code and the Listing Requirements require the directors of Unitrans to obtain independent advice on the fairness and reasonableness of the terms of the transaction to Unitrans shareholders.

6.2. The Board of Unitrans established a committee of the Board, comprising independent non-executive directors of the Board, to consider a proposal which preceded the offer. The independent committee appointed PricewaterhouseCoopers Corporate Finance (Pty) Limited ("PwC") to advise the independent committee whether the terms of the transaction are fair and reasonable to Unitrans shareholders. PwC completed a preliminary valuation of Unitrans and review of Steinhoff as at 6 February 2007 and has advised the independent committee that the terms of the transaction are fair and reasonable to Unitrans ordinary shareholders as at that date. PwC`s opinion will be formalised and finalised at the last practicable date prior to the publication of the circular to Unitrans shareholders referred to in paragraph 7 below and will be based on financial, regulatory, securities market and other conditions prevailing at that time.

6.3. Based on PwC`s preliminary advice, but subject to receipt of a final fair and reasonable opinion from PwC, the independent committee of the board unanimously recommends that Unitrans minority shareholders support the transaction by voting in favour of the Unitrans shareholder resolutions required to implement the disposal and the distribution and the directors of Unitrans, where applicable and to the extent permissible in terms of the Code and the Listing Requirements, undertake to vote their own Unitrans shares in favour of such resolutions. PwC`s written opinion will be contained in the circular referred to in paragraph 7 below.

6.4. Steinhoff Africa and its associates will not be permitted to vote at the general meeting.

6.5. Unitrans minority shareholders currently holding approximately 60% of the Unitrans shares that may be voted at the general meeting have indicated that they intend voting in favour of the resolutions to be proposed at the general meeting.

7. CIRCULAR TO UNITRANS SHAREHOLDERS AND GENERAL MEETING

A circular setting out the detailed terms of the transaction and convening the general meeting to approve such is in the process of being finalised and will be posted to Unitrans shareholders within 28 days of this announcement or within such longer period as the JSE and the SRP may allow in the circumstances.

8. WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

Unitrans shareholders are referred to the cautionary announcement by Unitrans dated Friday, 24 November 2006 and its renewal on 4 January 2007. The cautionary notice is no longer required and is hereby withdrawn.

Johannesburg
21 February 2007
Corporate adviser and sponsor
PSG Capital
Legal adviser
Cliffe Dekker
Independent adviser
PricewaterhouseCoopers
Corporate Finance (Pty) Ltd
(Registration number 1970/003711/07)
Date: 21/02/2007 15:23:00 Produced by the JSE SENS Department.

END